Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

05010165

July 25, 2005

SEC MAIL RECEIVED PROCESSING SECTION AUG 2005 WASH. D.C. 183

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

v\mb\ltr\Sec12s.doc

dlw 8/3

22 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 21 July 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1523.32 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

21 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 July 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1529.94 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	114,321
HSBC Global Custody Nominee (UK) Limited	923363	176,312
HSBC Global Custody Nominee (UK) Limited	775237	85,959
HSBC Global Custody Nominee (UK) Limited	942199	500,000
HSBC Global Custody Nominee (UK) Limited	942229	419,871
HSBC Global Custody Nominee (UK) Limited	942217	367,396
HSBC Global Custody Nominee (UK) Limited	942205	472,917
HSBC Global Custody Nominee (UK) Limited	942175	452,801
HSBC Global Custody Nominee (UK) Limited	942187	266,663
HSBC Global Custody Nominee (UK) Limited	775245	1,181,401
HSBC Global Custody Nominee (UK) Limited	130007	60,512
HSBC Global Custody Nominee (UK) Limited	770286	141,711
HSBC Global Custody Nominee (UK) Limited	357206	7,120,773
HSBC Global Custody Nominee (UK) Limited	866203	443,574
HSBC Global Custody Nominee (UK) Limited	904332	55,900
HSBC Global Custody Nominee (UK) Limited	916681	16,100

HSBC Global Custody Nominee (UK) Limited	922437	1,700
HSBC Global Custody Nominee (UK) Limited	969995	712,253
HSBC Global Custody Nominee (UK) Limited	754612	725,277
HSBC Global Custody Nominee (UK) Limited	361602	28,325
HSBC Global Custody Nominee (UK) Limited	282605	925,865
HSBC Global Custody Nominee (UK) Limited	360509	467,156
HSBC Global Custody Nominee (UK) Limited	766793	184,632
HSBC Global Custody Nominee (UK) Limited	824434	36,915
HSBC Global Custody Nominee (UK) Limited	924422	196,160
	Total	**15,154,494**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

20 July 2005

12. Total holding following this notification

15,154,494

13. Total percentage holding of issued class following this notification

4.97%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

20 July 2005

Man Group plc
19 July 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 18 July 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.17.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.12%
Last 12 months	+16.5%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

19 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 July 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1521.90 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
Bank of Ireland		13,316
BARCLAYS CAPITAL NOMINEES LIMI		265,867
BARCLAYS TRUST CO AS EXEC/ADM		6
Barclays Trust Co E99		429
Barclays Trust Co R69		417
BNP PARIBAS		11,410
CHASE NOMINEES LTD	16376	175,765
CHASE NOMINEES LTD	20947	410,931
CHASE NOMINEES LTD	21359	7,251
CIBC MELLON GLOBAL SECURITIES		6,238
Clydesdale Nominees HGB0125	323364	514
Clydesdale Nominees HGB0125	323372	1,315
Clydesdale Nominees HGB0125	323496	900
Clydesdale Nominees HGB0125	324018	221
Clydesdale Nominees HGB0125	324085	374
Clydesdale Nominees HGB0125	324492	2,666
Clydesdale Nominees HGB0125	593965	306
Clydesdale Nominees HGB0125	594198	202
Clydesdale Nominees HGB0125	594465	380
Clydesdale Nominees HGB0125	595534	561
Clydesdale Nominees HGB0125	595712	238
Clydesdale Nominees HGB0125	595801	428
Clydesdale Nominees HGB0125	596123	387
Clydesdale Nominees HGB0125	597103	219
Clydesdale Nominees HGB0125	597324	707
Clydesdale Nominees HGB0125	597332	211
Clydesdale Nominees HGB0125	597375	702
Clydesdale Nominees HGB0125	597383	903
Clydesdale Nominees HGB0125	597448	497
Clydesdale Nominees HGB0125	645442	635
Clydesdale Nominees HGB0125	651361	245
Clydesdale Nominees HGB0125	668604	213

Clydesdale Nominees	HGB0125	678693	427
Clydesdale Nominees	HGB0125	679401	3,257
Clydesdale Nominees	HGB0125	691088	375
Clydesdale Nominees	HGB0125	692386	1,070
Clydesdale Nominees	HGB0125	693030	680
Clydesdale Nominees	HGB0125	693404	400
Clydesdale Nominees	HGB0125	693900	490
Clydesdale Nominees	HGB0125	694028	219
Clydesdale Nominees	HGB0125	694222	309
Clydesdale Nominees	HGB0125	697205	1,100
Clydesdale Nominees	HGB0125	697329	2,143
Clydesdale Nominees	HGB0125	697388	242
Clydesdale Nominees	HGB0125	697663	2,650
Clydesdale Nominees	HGB0125	697701	189
Clydesdale Nominees	HGB0125	702950	259
Clydesdale Nominees	HGB0125	703140	237
Clydesdale Nominees	HGB0125	703353	490
Clydesdale Nominees	HGB0125	703396	313
Clydesdale Nominees	HGB0125	703876	230
Clydesdale Nominees	HGB0125	703884	321
Clydesdale Nominees	HGB0125	703914	192
Clydesdale Nominees	HGB0125	807507	1,403
Clydesdale Nominees	HGB0125	807663	311
Clydesdale Nominees	HGB0125	830118	374
Clydesdale Nominees	HGB0125	866805	287
Clydesdale Nominees	HGB0125	886083	278
Clydesdale Nominees	HGB0125	887365	312
Clydesdale Nominees	HGB0125	1200106	1,800
Clydesdale Nominees	HGB0125	3000000	303
Clydesdale Nominees	HGB0125	3100012	239
Clydesdale Nominees	HGB0125	3100071	635
Clydesdale Nominees	HGB0125	3100241	250
Clydesdale Nominees	HGB0125	3100420	385
Clydesdale Nominees	HGB0125	3100926	846
Clydesdale Nominees	HGB0125	3101280	409
Clydesdale Nominees	HGB0125	3101868	283
Clydesdale Nominees	HGB0125	3102058	244
Clydesdale Nominees	HGB0125	3102317	244
Clydesdale Nominees	HGB0125	3102465	3,500
Clydesdale Nominees	HGB0125	3102546	498
Clydesdale Nominees	HGB0125	3102554	3,000
Clydesdale Nominees	HGB0125	3102660	223
Clydesdale Nominees	HGB0125	3103119	344
Clydesdale Nominees	HGB0125	3105898	180
Clydesdale Nominees	HGB0125	3105901	225
Clydesdale Nominees	HGB0125	7000093	343
Clydesdale Nominees	HGB0125	7000662	311
Clydesdale Nominees	HGB0125	7000697	2,084
Clydesdale Nominees	HGB0125	7000832	223
Clydesdale Nominees	HGB0125	7001065	276
Clydesdale Nominees	HGB0225	222649	226
Clydesdale Nominees	HGB0225	484015	547
Clydesdale Nominees	HGB0225	595798	450
Clydesdale Nominees	HGB0225	597278	3,673
Clydesdale Nominees	HGB0225	673551	200
Clydesdale Nominees	HGB0225	701601	571

Clydesdale Nominees HGB0225		703833	1,264
Clydesdale Nominees HGB0225		870934	1,195
Clydesdale Nominees HGB0325		703094	251
Clydesdale Nominees HGB0325		870934	392
Clydesdale Nominees HGB1025		837619	1,967
INVESTORS BANK AND TRUST CO.			61,360
INVESTORS BANK AND TRUST CO.			5,008
INVESTORS BANK AND TRUST CO.			114,906
INVESTORS BANK AND TRUST CO.			66,364
INVESTORS BANK AND TRUST CO.			130,837
INVESTORS BANK AND TRUST CO.			602,640
INVESTORS BANK AND TRUST CO.			358,544
INVESTORS BANK AND TRUST CO.			3,099
INVESTORS BANK AND TRUST CO.			1,475,462
INVESTORS BANK AND TRUST CO.			4,720
INVESTORS BANK AND TRUST CO.			4,250
INVESTORS BANK AND TRUST CO.			15,325
INVESTORS BANK AND TRUST CO.			7,995
INVESTORS BANK AND TRUST CO.			3,074
INVESTORS BANK AND TRUST CO.			126,052
INVESTORS BANK AND TRUST CO.			348,155
INVESTORS BANK AND TRUST CO.			58,865
JP MORGAN (BGI CUSTODY)		16331	97,362
JP MORGAN (BGI CUSTODY)		16338	18,766
JP MORGAN (BGI CUSTODY)		16341	172,193
JP MORGAN (BGI CUSTODY)		16342	37,583
JP MORGAN (BGI CUSTODY)		16400	3,271,117
JP MORGAN (BGI CUSTODY)		17011	4,987
JP MORGAN (BGI CUSTODY)		18409	226,552
JPMORGAN CHASE BANK			50,266
JPMORGAN CHASE BANK			9,003
JPMORGAN CHASE BANK			48,684
JPMorgan Chase Bank			40,937
JPMorgan Chase Bank			18,722
JPMorgan Chase Bank			2,461
JPMorgan Chase Bank			2,743
JPMorgan Chase Bank			2,954
JPMorgan Chase Bank			56,724
JPMorgan Chase Bank			38,900
JPMorgan Chase Bank			726
JPMorgan Chase Bank			31,152
JPMorgan Chase Bank			153,560
JPMorgan Chase Bank			11,438
JPMorgan Chase Bank			7,748
MELLON BANK, N. A.			23,655
Mellon Trust - Boston & SF			16,985
Mellon Trust - Boston & SF			39,757
MELLON TRUST OF NEW ENGLAND			21,909
Mitsubishi Trust International			2,124
NORTHERN TRUST BANK - BGI SEPA			26,694
NORTHERN TRUST BANK - BGI SEPA			25,145
NORTHERN TRUST BANK - BGI SEPA			5,391
R C Greig Nominees Limited a/c	BL1		5,655
R C Greig Nominees Limited a/c	CM1		4,135
R C Greig Nominees Limited GP1	GP1		17,056
R C Greig Nominees Limited SA1	SA1		13,654

Reflex Nominees Limited	14,058
State Street	5,002
STATE STREET BOSTON	190,898
STATE STREET BOSTON	25,149
STATE STREET TRUST OF CANADA -	8,574
ZEBAN NOMINEES LIMITED	392,234
Total	**9,479,902**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

18 July 2005

12. Total holding following this notification

9,479,902

13. Total percentage holding of issued class following this notification

3.11%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

19 July 2005

18 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 July 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1534.77 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

14 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 13 July 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1510.48 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
12 July 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 11 July 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.14.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.54%
Last 12 months	+16.5%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

13 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 12 July 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1525.36 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc 12 July 2005 Annual General Meeting resolution other than in relation to ordinary business.

Copies of the above document have been submitted to the UK Listing Authority,
and will shortly be available for inspection at the UK Listing Authority's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000

NNNN

Press Release

Man Group plc

12 July 2005

AGM and Quarterly Funds Under Management Statement

Harvey McGrath, Chairman of Man Group plc, will make the following comments at today's Annual General Meeting.

AGM Statement

"Group funds under management have increased from $43.0 billion at the end of March, to about $43.5 billion at today's date, after taking into account adverse currency translation impacts of $0.6 billion (reflecting recent Euro weakness against the US$). Since March, overall investment performance has continued to be positive, with AHL* up 5%. The Group's Brokerage business, Man Financial, has started the year well and has seen good volumes in the first quarter, particularly in June.

The Board remains confident of the Group's prospects for the year."

First Quarter FUM Statement

Sales in the three months to 30 June 2005 were $1.6 billion of which Man's global launch, Man AP Enhanced Series 2 Ltd, accounted for $0.7 billion. Joint venture sales accounted for $0.2 billion. Other private investor sales, mainly relating to open-ended funds, accounted for $0.2 billion. Institutional sales in the quarter were $0.5 billion. Performance added $0.2 billion and net movements in the leverage on prior year sales added around $0.4 billion.

The split of funds under management is private investor $26 billion (31 March 2005: $25.3 billion) and institutional $17.5 billion (31 March 2005: $17.7 billion). Redemptions totalled $1.2 billion, of which private investor were $0.7 billion. The most recent global launch, MGS Diversified Opportunities Ltd, raised $0.2 billion but will not start trading until late July - it is therefore not included in the above figures for the first quarter.

*As represented by the performance of Athena Guaranteed Futures Ltd in the three months to 30 June 2005.

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Lockstone	07876 685200
Lachlan Johnston	07989 304356

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462